May 24, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Melissa Raminpour

Re: AMC Entertainment Holdings, Inc.

Form 10-K for Year Ended December 31, 2016

Form 8-K filed May 8, 2017

Response Dated May 11, 2017

(File No. 001-33892)

Dear Ms. Raminpour:

We are submitting the following responses to the Staff’s comments made in its letter of May 19, 2017 addressed to AMC Entertainment Holdings, Inc. (the “Company”) in connection with the Company’s Form 10-K, filed on March 10, 2017 (the “Form 10-K”), the Company’s Form 8-K filed May 8, 2017 and the response dated May 11, 2017.

For ease of reference, each of the Staff’s comments is reproduced below in bold text and is followed by the Company’s response.

Form 8-K filed May 8, 2017

Exhibit 99.1

Recent Acquisition

1.

We note your disclosure that AMC purchased Nordic in an all-cash transaction valued at approximately $968.8 million, which includes the repayment of debt. Additionally, we note in your response to our prior comment 1 and in your Form 10-Q for the period ended March 31, 2017, the estimated purchase price was $645.9 million. Please reconcile these disclosures and explain how you will revise your disclosures in future filings to reflect the appropriate purchase price and accounting, as applicable.

As disclosed in our Form 10-Q for the period ended March 31, 2017,  “On March 28, 2017, the Company completed the acquisition of Nordic Cinema Group Holding AB (“Nordic”) for cash. The purchase price for Nordic was approximately SEK 5,756 million ($654.9 million), which includes payment of interest on the equity value and repayment of shareholder loans. In addition, the Company repaid indebtedness of Nordic of approximately SEK 1,269 million ($144.4 million) and indebtedness of approximately €156 million ($169.5 million) as of March 28, 2017.”

The purchase price or fair value of consideration transferred per ASC 805-10-50-2(g)(1) for the Nordic transaction was $654.9 million.  The transaction value of $968.8 million referenced in Exhibit 99.1 included the purchase price and the repayment of assumed Nordic indebtedness to unrelated third parties of $313.9 million (SEK 1,269 million ($144.4 million) and €156 million ($169.5 million)).

In response to the Staff’s comment, we advise that in future disclosures that state an aggregate transaction value we will set forth the purchase price and indebtedness amounts paid to unrelated third parties separately to clearly disclose those components of the transaction value.

Exhibit 99.2

2.

We note that in your CFO commentary on first quarter 2017 financial results you present and discuss pro forma operating results, which combines AMC, Odeon and Carmike results for the three months ended March 31, 2016 giving effect to the acquisitions, financings and theatre divestitures as if they had been completed on January 1, 2016. To the extent you continue to present pro forma results in future earnings releases, please revise to provide a reconciliation of the pro forma operating results to the GAAP operating results for those periods in the format suggested by Rule 11 -02(b)(3) through (4) of Regulation S-X.

In response to the Staff’s comment, we advise that to the extent that we present pro forma results in future earnings releases, we will reconcile the pro forma results to the GAAP operating results for those periods in the format suggested by Rule 11-02(b)(3) through (4) of Regulation S-X.

***

We further acknowledge that we are we are responsible for the adequacy and accuracy of the disclosures in our filings, not notwithstanding any review, comments, action or absence of action by the Staff.

Should any questions arise in connection with this response letter, please contact the undersigned at (913) 213-2191.

Sincerely yours,

/s/ Chris A. Cox

Chris A. Cox

Senior Vice President and Chief Accounting Officer